December 30, 2014

Mr. Terence O’Brien

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Washington D.C. 20549-4631

Re:                             Letter dated December 15, 2014

Primoris Services Corporation

Form 10-K for the fiscal year ended December 31, 2013

Filed March 3, 2014

Schedule 14A filed April 1, 2014

File No. 1-34145

Dear Mr. O’Brien:

This letter responds to your letter to Primoris Service Corporation (“we”, “us”, or the “Company”), dated December 15, 2014.  For your convenience, your comments are shown below in italics, followed by our response to each comment.  Our responses correspond to the numbers placed adjacent to the comments in your letter.

Capitalized terms not otherwise defined in this document have the same meanings as given to them in our filings.

Form 10-K filed March 3, 2014

Signatures, page 57

1.                                  In future filings, and as requested in comment 4 of our letter dated July 13, 2012, please revise the signatures to include those of your controller or principal accounting officer. Please see General Instruction D (2) of Form 10-K.

Since June 2013, the Company’s Form 10-Q filings included the principal financial and accounting officer signature.  This designation on the signature block was inadvertently not included in the Form 10-K for December 31, 2013.  In future filings, the Company will include the designation of the principal financial and accounting officer on the signature block(s) for the Form 10-K filing.

Schedule 14A filed April 1, 2014

Summary Compensation Table, page 31

2.              We note that in response to comment 8 of our letter dated July 13, 2012, you said that in future proxy filings, and in accordance with Item 402(c)(1), you would include the deferred bonus amounts in the “Bonus” column and would disclose the calculation and methodology by a footnote to the “Bonus” column.  You also said that in future proxy filings, and in accordance to Item 402(c)(2)(ix)(C), you would reflect the purchase of discounted shares by named executive officers using deferred bonus amounts in the column labeled “All Other Compensation.” Please note that Item 402(c)(2)(ix)(C) requires disclosure in “All Other Compensation” of the compensation cost, computed in accordance with FASB ASC Topic 718, of shares purchased at a discount with deferred bonus amounts.  It is clear from disclosure on page 33 that the named executive officers did purchase shares in 2013 and 2012, but the associated compensation cost, if disclosed, appears to be included with other deferred bonus amounts in with in the “Deferred Award Column”, as indicated in footnote (3) to the table.  In future filings, please ensure that you reflect deferred bonus amounts and the compensation cost associated with shares purchased at a discount in the appropriate columns, and that you include the pertinent footnote information as part of those columns.  Please also provide us supplementally with a draft of your Summary Compensation Table and related footnotes and any supplemental tables for 2013, revised as requested in this comment.

In accordance with Item 402(c)(1), in our future proxy filings the Company will include the deferred bonus amounts in the “Bonus” column, rather than a separate “Deferred Award” column, and will disclose the calculation and methodology in a footnote to the “Bonus” column.

We will also move the disclosure of the 25% discount benefit provided for the purchase of stock by the Named Executive Officers from the “Non-Equity Incentive Plan Compensation” column to the “All Other Compensation” column and will include the pertinent footnote information as part of that column.

Supplementally, below is a draft of the Summary Compensation Table and related footnotes for 2013, as revised with these changes.  Also included in this draft table is a change as requested in Comment 3 below.

Compensation Tables

Summary Compensation Table.  The following table and accompanying notes provide summary information with respect to total compensation earned or paid by us or our subsidiaries to our Named Executive Officers.

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Stock or Option Awards ($)(3)	All Other Compensation (4)	Total ($)
Brian Pratt	2013	600,000	500,000	—	118,640	1,218,640
Chairman of the Board, Chief Executive Officer and President
	2012	569,230	400,000	—	78,504	1,047,734
	2011	510,577	300,000	—	37,836	848,413

Peter J. Moerbeek,	2013	421,058	375,500	2,198,000	71,439	3,065,497
Executive Vice President, Chief Financial Officer
	2012	405,769	350,000	—	56,241	812,010
	2011	363,461	335,500	—	33,995	732,456

Michael D. Killgore	2013	391,058	275,500	—	57,861	723,919
Executive Vice President, Director of Construction Services
	2012	374,231	300,000	—	53,252	727,483
	2011	350,336	487,500	—	35,742	873,578

John M. Perisich	2013	338,076	325,000	—	70,436	733,512
Executive Vice President and General Counsel
	2012	311,539	300,000	—	50,615	662,154
	2011	279,808	300,000	—	33,245	613,053

Scott E. Summers	2012	372,116	400,000	—	80,534	852,650
Co-President, ARB, Inc. (Underground)
	2012	338,462	375,000	—	65,126	778,588
	2011	304,328	345,000	—	41,925	691,253

Timothy R. Healy	2013	372,386	475,000	—	89,109	936,495
Co-President, ARB, Inc. (Industrial)
	2012	338,462	300,000	—	51,703	690,165
	2011	304,328	335,000	—	40,544	679,872

(1)                      Salary includes all regular wages paid to the Named Executive Officer and any amount that was voluntarily deferred by the Named Executive Officer pursuant to our 401(k) Plan.

(2)                      Bonus amounts shown in this column includes any bonus amount that has been deferred to the following year under the Company’s LTR Plan.  Participants in the LTR Plan must defer 50% of the annual award.  Except in case of death, disability, involuntary separation from service, or approval by a special LTR Plan committee, the deferred compensation amount is paid to the participant only if employed by the Company on the payment date of bonus amounts the following year.

(3)                      On May 3, 2013, the Board of Directors granted 100,000 Restricted Stock Units (“RSU”) to Mr. Moerbeek, with 25,000 RSU units vesting annually beginning on April 30, 2014 and ending April 30, 2017. Each RSU represents the right to receive one share of the Company’s Common Stock. The RSUs had a market value of $21.98 per RSU on the grant date. None of the RSUs were vested at March 31, 2014.

The amount shown in this column represents the aggregate grant date fair value of the 100,000 Restricted Stock Units (“RSU”) granted by our Board of Directors computed in accordance with FASB ASC Topic 718, which was $21.98 per share, based on the market closing price of our stock on the grant date of May 3, 2013.  These amounts reflect our accounting expense to be recognized over the vesting period of the RSU’s awarded, and do not correspond to the actual value that will be recognized by the Named Executive Officer.  No RSU’s were granted to our Named Executive Officers in 2012 or 2011.  None of the RSUs were vested at March 31, 2014.

(4)                      All other compensation for the Named Executive Officers includes the following:

	Year	Non-Equity Incentive Plan Compensation ($) (a)	Personal Use of Company Auto ($)	Personal Use of Company Airplane ($)(b)	Company paid contributions to Employee 401(k) savings account ($)	Relocation Reimbursement ($)	Total Other Compensation ($)
Brian Pratt	2013	82,285	2,365	23,790	10,200	—	118,640
	2012	54,148	706	13,650	10,000	—	78,504
	2011	21,731	670	2,125	9,800	3,509	37,836

Peter J. Moerbeek	2013	61,711	9,728	—	—	—	71,439
	2012	47,381	8,860	—	—	—	56,241
	2011	24,267	9,728	—	—	7,100	33,995

Michael D. Killgore	2013	45,261	2,400	—	10,200	—	57,861
	2012	40,615	2,637	—	10,000	—	53,252
	2011	23,542	2,400	—	9,800	—	35,742

John M. Perisich	2013	53,486	6,750	—	10,200	—	70,436
	2012	40,615	—	—	10,000	—	50,615
	2011	21,731	1,714	—	9,800	—	33,245

Scott E. Summers	2013	65,824	220	4,290	10,200	—	80,534
	2012	50,764	—	4,362	10,000	—	65,126
	2011	24,991	4,796	2,338	9,800	—	41,925

Timothy R. Healy	2013	78,162	747	—	10,200	—	89,109
	2012	40,615	1,088	—	10,000	—	51,703
	2011	24,267	2,227	4,250	9,800	—	40,544

(a)         All participants in the LTR Plan have the ability to purchase Company Stock at a 25% discount to the market price using up to one sixth of the participant’s current year earned bonus amount.  For 2013 participants, the discounted price was $21.57 per share based on the average closing price of the shares in December 2013. For 2012 participants, the discounted price was $11.02 per share based on the average closing price of the shares in December 2012. The amounts shown in this column represent the difference between the discounted purchase price and the market price on the date that the executive was issued the shares.

(b)         The amount charged to the executive as compensation for use of the Company airplane is based on equivalent aircraft charter rates in the southern United States geographic areas. Compensation is based on non-business-related airborne hours.

3.              We note your disclosure in footnote 4 regarding the RSU grant to Mr. Moerbeek on May 3, 2013.  Please tell us why this grant is not reflected in the Summary Compensation Table.

Upon further research of Instruction 3 to Item 402(c) (2) (v) and (vi) in Regulation S-K, the Company has concluded that in addition to a footnote disclosure for the “Stock or Option Awards” column, the RSU grant to Mr. Moerbeek should also be included in the Summary Compensation Table, and computed in accordance with FASB ASC Topic 718.  Supplementally, the amount has been included in the table shown in Comment 2 above and represents our accounting expense to be recognized over the vesting period and does not correspond to the actual value that will be recognized by Mr. Moerbeek.

4.              Based on disclosures about the LTR Plan and Mr. Moerbeek’s RSU grant, it seems that you should include all of the information in tabular and narrative format that is required by Items 402(d) through 402(g) of Regulation S- K.  Please provide us supplementally with a draft of this information as it would have appeared in your 2013 Form 10-K.  If you believe these disclosure items do not apply, please tell us why.  We may have additional comments upon review of your response.

On May 3, 2013, the stockholders approved and the Company adopted the Primoris Services Corporation 2013 Equity Incentive Plan (“Equity Plan”).  All grants of options, restricted stock and other awards are provided for under the Equity Plan.

As discussed in Comment 2 above, the shares of stock purchased under the LTR Plan by our named executive officers utilizing their bonuses and issued under the Equity Plan are not grants of stock.

The RSU granted to Mr. Moerbeek under the Equity Plan, as described above in Comment 3 above, should be included in a table for “Grants of Plan-Based Awards” and in a table for “Outstanding Equity Awards at Fiscal Year-End”.  Supplementally, the two tables would be shown as follows:

Grants of Plan-Based Awards

	Grant Date	All Other Stock Awards: Number of Shares of Stock or Units (a)	Grant Date Fair Value of Stock and Option Awards ($) (b)

Peter J. Moerbeek	May 3, 2013	100,000	2,198,000

(a)         The RSU award reported in this column and the “Grant Date Fair Value of Stock and Option Awards” column represent long-term equity incentive awards granted by the Board of Directors under the Equity Plan.  This equity award is disclosed in the Summary Compensation Table for fiscal year 2013 and Outstanding Equity Awards at Year-End table and therefore does not constitute additional compensation not otherwise reported in this Proxy Statement.

(b)         The fair value of the RSU is based on the closing market price of our Common Stock on the grant date.

Outstanding Equity Awards at Fiscal Year-End

	Stock Awards
	Stock Grant Date	Number of Shares or Units of Stock That Have Not Vested (a)	Market Value of Shares or Units of Stock That Have Not Vested ($) (b)

Peter J. Moerbeek	May 3, 2013	100,000	3,113,000

(a)         Equity awards listed in this column represent restricted stock units (“RSU”) awarded to Mr. Moerbeek under the Equity Plan.  A total of 25,000 RSU’s vest annually beginning on April 30, 2014 and ending April 30, 2017.  There were no RSU’s vested at December 31, 2013.

(b)         Market value is calculated by multiplying the number of restricted shares that have not vested by the closing market price of our Common Stock on December 31, 2013, which was $31.13 per share.

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General

The Company acknowledges that:

1.                                      The Company is responsible for the adequacy and accuracy of the disclosure in our filings;

2.                                      Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.                                      The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that we have responded to the questions and issues that you addressed in your letter.  Please contact me at (214) 740-5602 if you have any further questions or comments.

Very truly yours,

/s/ Peter J. Moerbeek
Peter J. Moerbeek
Executive Vice President,
Chief Financial Officer and Director